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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48989

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____1/01/03____ AND ENDING____12/31/03____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

P.M.K. Securities and Research, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

310 East Atlantic Avenue
(No. and Street)

Delray Beach	Florida	33483
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger Kumar   (561) 274-9006
                                      (Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson & Smith PA
(Name – of individual, state, last,first, middle name)

4901 NW 17th Way, Suite 306, Fort Lauderdale, Florida			33309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

• *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Securities and Exchange Commission
Washington, D.C. 20549:

I, the undersigned officer of P.M.K. Securities & Research, Inc., affirm that, to the best of my knowledge and belief the accompanying consolidated financial statements and accompanying schedules pertaining to the firm of P.M.K. Securities & Research, Inc., as of December 31, 2003, are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

P.M.K. Securities & Research, Inc.

John M. Murphy, President

Sworn to and subscribed before me this
_30_ day of January, 2004.

(Signature of Notary Public)

KENNETH S. RUBIN
MY COMMISSION # DD 120149
EXPIRES: July 4, 2006
Bonded Thru Budget Notary Services

Personally known: ✓

This report ** contains (check all applicable boxes):

_X_	(a)	Facing page.
_X_	(b)	Consolidated Statement of Financial Condition.
_X_	(c)	Consolidated Statement of Income.
_X_	(d)	Consolidated Statement of Cash Flows.
_X_	(e)	Consolidated Statement of Changes in Stockholders' Equity.
___	(f)	Consolidated Statement of Changes in Liabilities Subordinated to Claims of Creditors.
_X_	(g)	Computation of Net Capital.
___	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
___	(i)	Information Relating to the Possession or control Requirements under Rule 15c3-3.
_X_	(j)	A Reconciliation, including appropriate explanation, of Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
___	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
_X_	(l)	And Oath or Affirmation.
___	(m)	A copy of SIPC Supplemental Report.
_X_	(n)	A report describing any material inadequacies found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portion of this filing. see section 240.17a-5(e)(3).*



HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report

P.M.K. Securities & Research, Inc.
Delray Beach, Florida:

We have audited the accompanying consolidated statement of financial condition of P.M.K. Securities & Research, Inc. and Subsidiary (the "Company") at December 31, 2003 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

HACKER, JOHNSON & SMITH PA
Fort Lauderdale, Florida
January 27, 2004

3

P.M.K. SECURITIES & RESEARCH, INC.

Consolidated Statement of Financial Condition

At December 31, 2003

Assets

Cash	$ 16,001
Securities owned	11,335
Receivable from clearing organization	511,899
Accounts receivable	54,668
Furniture and equipment, net	60,791
Prepaid expenses	16,832
Refundable deposits	11,704
Total	$ 683,230

Liabilities and Stockholders' Equity

Liabilities:

Note payable	42,083
Accounts payable and accrued expenses	61,479
Total liabilities	103,562

Commitments and contingencies (Notes 4 and 7)

Stockholders' equity:

Common stock, $.01 par value; authorized 10,000 shares, 510 issued and outstanding	5
Additional paid-in capital	53,995
Retained earnings	525,668
Total stockholders' equity	579,668
Total	$ 683,230

See accompanying Notes to Consolidated Financial Statements.

P.M.K. SECURITIES & RESEARCH, INC.

Consolidated Statement of Income

Year Ended December 31, 2003

Revenues:	
Commissions	$ 1,847,705
Principal transactions	501,694
Management fee income	420,391
Interest income	1,796
Other	371,927
Total revenues	3,143,513
Expenses:	
Commissions	1,397,329
Clearing organization fees	393,145
Compensation and employee benefits	376,610
Professional fees	18,813
Equipment rental and quotation services	84,495
Rent expense	72,902
Communications	36,173
Other	85,498
Total expenses	2,464,965
Net income	$ 678,548

See accompanying Notes to Consolidated Financial Statements.

P.M.K. SECURITIES & RESEARCH, INC.

Consolidated Statement of Changes in Stockholders' Equity

Year Ended December 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2002	$ 5	53,995	447,060	501,060
Cash dividends	-	-	(599,940)	(599,940)
Net income	-	-	678,548	678,548
Balance at December 31, 2003	$ 5	53,995	525,668	579,668

See accompanying Notes to Consolidated Financial Statements.

P.M.K. SECURITIES & RESEARCH, INC.

Consolidated Statement of Cash Flows

Year Ended December 31, 2003

Cash flows from operating activities:	
Net income	$ 678,548
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	3,200
Decrease in securities owned	1,115
Decrease in receivable from clearing organization	166,831
Decrease in broker receivable	2,255
Increase in accounts receivable	(9,789)
Decrease in prepaid expenses and refundable deposits	6,457
Decrease in accounts payable and accrued expenses	(309,328)
Net cash provided by operating activities	539,289
Cash flows from investing activity-	
Purchase of automobile	(63,991)
Cash flows from financing activities:	
Net increase in note payable	42,083
Cash dividends paid	(599,940)
Net cash used in financial activities	(557,857)
Net decrease in cash	(82,559)
Cash at beginning of year	98,560
Cash at end of year	$ 16,001
Supplementary cash flow information –	
Cash paid for interest during the year	$ 779

See accompanying Notes to Consolidated Financial Statements.

(1) Summary of Significant Accounting Policies

General. P.M.K. Securities & Research, Inc. (the "PMK Securities") is a fully-disclosed securities broker/dealer located in Delray Beach, Florida. P.M.K. Capital Advisors, Inc. (the "Capital Advisors") is a wholly-owned subsidiary of the PMK Securities (collectively they are referred as the "Company"). The Company provides securities brokerage and advisory services to customers primarily in the Southeastern United States. The following items comprise the significant accounting policies which the Company follows in preparing and presenting its consolidated financial statements:

Estimates. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation. The accompanying consolidated financial statements include the accounts of PMK Securities and Capital Advisors. All significant intercompany accounts and transactions have been eliminated in consolidation.

Securities Transactions. Income and expenses related to securities transactions are recorded on a settlement date basis, which does not vary materially from a trade date basis. Securities owned are carried at market value. In cases where there is no readily available market price, the fair value is determined in good faith by management.

Advisory Services. Income from advisory services is recorded when it is earned.

Depreciation. Depreciation has been provided using accelerated methods over the estimated useful lives of the assets.

Income Taxes. The Company's shareholders have elected for the Company to be treated as an S-Corporation. The subsidiary has elected to be treated as a qualified subsidiary of the Company. For federal and state income tax purposes all items of income and expense flow through to its stockholders. Therefore no provision for income taxes has been reflected in these financial statements.

(2) Receivable from Clearing Organization

The receivable from Clearing Organization consists of money-market accounts which are held by the clearing organization.

(continued)

(3) Securities Owned

Securities owned consist of investment securities at estimated fair values determined by management and are as follows:

	At December 31, 2003
Corporate equities -	
Not readily marketable, at estimated fair value	$ 11,335

(4) Furniture and Equipment

A summary of furniture and equipment is as follows:

	At December 31, 2003
Furniture and office equipment	$ 53,370
Automobile	63,991
Total cost	117,361
Less accumulated depreciation	(56,570)
Furniture and equipment, net	$ 60,791

The Company leases its office facilities under an operating lease agreement. The lease contains a provision for annual rent adjustments based on the consumer price index. Rent expense totaled $72,902 for the year ended December 31, 2003. At December 31, 2003, approximate future minimum annual rental payments under the noncancellable extension period are approximately $12,000 for the year ending December 31, 2004. The Company renewed this lease in 2004.

(5) Profit Sharing Plan

The Company offers a Section 401(k) Profit Sharing Plan, which is available for employees who have completed one year of service and have attained age twenty-one. The Company made no contributions to the Plan in 2003.

(6) Note Payable

At December 31, 2003, the Company had a note payable with a balance of $42,083. The note bears interest at 5.99% and is payable in monthly installments through October, 2008. The note is collateralized by the Company's automobile.

(7) Contingencies

Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's consolidated financial statements.

(continued)

P.M.K. SECURITIES & RESEARCH, INC.

Notes to Consolidated Financial Statements, Continued

(8) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness must not exceed net capital, as those terms are defined, by a ratio of more than 15 to 1. At December 31, 2003 the Company's minimum net capital requirement was $50,000. The Company's net capital computed on an unconsolidated basis and in accordance with the Rule of the Commission amounted to $414,099 and the ratio of aggregate indebtedness to net capital was .25 to 1.

(9) Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of the amount receivable from its clearing organization.

(10) Consolidating Statement of Financial Condition

The following is a consolidating statement of financial condition at December 31, 2003:

	P.M.K Securities & Research, Inc.	P.M.K. Capital Advisors, Inc.	Eliminations	Consolidated
Cash	$ 16,001	-	-	16,001
Securities owned	11,335	-	-	11,335
Receivable from clearing organization	343,189	168,710	-	511,899
Furniture and equipment	60,791	-	-	60,791
Accounts receivable	29,668	25,000	-	54,668
Investment in subsidiary	174,960	-	(174,960)[a]	-
Prepaid expenses	16,832	-	-	16,832
Refundable deposits	11,704	-	-	11,704
Total	$ 664,480	193,710	(174,960)	683,230
Note payable	42,083	-	-	42,083
Accounts payable and accrued expenses	42,729	18,750	-	61,479
Total liabilities	84,812	18,750	-	103,562
Common stock	5	1	1[a]	5
Additional paid-in capital	53,995	4,999	4,999[a]	53,995
Retained earnings	525,668	169,960	169,960[a]	525,668
Total stockholders' equity	579,668	95,940	95,940	579,668
Total	$ 664,480	114,690	95,940	683,230

[a]   To eliminate investment in subsidiary

P.M.K. SECURITIES & RESEARCH, INC.

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2003

NET CAPITAL

Total stockholders' equity	$ 579,668
Deduct stockholders' equity not allowable for net capital	-
Total stockholders' equity qualified for net capital	579,668

Deductions and/or charges -
   Nonallowable assets:

Furniture and equipment	60,791
Receivables from noncustomers	54,668
Securities not readily marketable	11,335
Investment in subsidiary	-
Other assets	28,536
Total nonallowable assets	155,330
Net capital before haircuts on securities positions	424,338

Haircuts on securities (computed, where applicable,
   pursuant to rule 15c3-1)

Other securities (money-market fund)	10,239
Net capital	$ 414,099

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (based on aggregate indebtedness)	$ 6,904
Minimum net capital required of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above)	$ 50,000
Excess net capital	$ 364,099

AGGREGATE INDEBTEDNESS

Item included in statement of financial condition:

Total A.I. Liabilities from Statement of Financial Condition	$ 103,562
Ratio aggregate indebtedness to net capital	.25

RECONCILIATION OF SUPPORTING SCHEDULES
WITH MOST RECENT PART II FILING

There are no material differences between the computation of net capital pursuant to Rule 15c3-1 included in Form X-17A-5 Part II as previously filed with the commission and the schedules contained herein.

(continued)



HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report on Internal Accounting
Control Required by SEC Rule 17a-5

January 27, 2004

P.M.K. Securities & Research, Inc.
Delray Beach, Florida:

In planning and performing our audit of the consolidated financial statements and supplemental schedule of P.M.K. Securities & Research, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c 3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining the internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4901 Northwest 17th Way, Suite 306, Fort Lauderdale, Florida 33309, (954) 772-3039
A Registered Public Accounting Firm

P.M.K. Securities & Research, Inc.
January 27, 2004
Page Two

Because of inherent limitations in any system of internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness or their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Very truly yours,